 Security Advantage VUL

National Security Life and Annuity Company

National Security Variable Account L

Supplement dated June 28, 2023

to the Update Notice dated May 1, 2023

The following supplements the update notice dated May 1, 2023, as may be previously supplemented. Please read this supplement in conjunction with your prospectus and update notice and retain it for future reference.

Appendix A – Funds Available Under the Contract

On or about July 28, 2023, the subadviser and name of the ON Janus Henderson Forty Portfolio will be changing, and Appendix A is revised as follows effective upon such change:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Growth Equity	ON Fidelity Institutional AM® Equity Growth Portfolio (formerly ON Janus Henderson Forty Portfolio) Adviser: Ohio National Investments, Inc. Subadviser: FIAM LLC	0.85%	-33.92%	9.13%	12.49%

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